SolarMax Technology, Inc.

1080 12th Street

Riverside, California 92507

September 14, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Re:	SolarMax Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed August 12, 2022 File No. 333-266206

Ladies and Gentlemen:

The Company would like to submit in advance of filing Amendment No. 2 its proposed response to two of the comments relating to inflation and supply side matters, specifically comments 2 and 5, which read as follows:

2.

We partially reissue comment 2. Please expand upon your risk factor on page 38 discussing inflation and supply chain issues to clearly discuss the extent to which your US operations have been affected by supply chain issues to date. Similarly revise the disclosure in the MD&A.

5.

We note your response to comment 7 and we reissue it in part. Please specify whether the principal factors contributing to the inflationary pressures and supply chain issues the company has experienced are known trends, events, and uncertainties that have materially impacted your results of operations or capital resources. Identify actions taken or planned, if any, to mitigate the impact of these factors. Finally, please discuss whether these factors materially affect your outlook or business goals.

As you discussed with our counsel, we will also address in the amendment the August 26, 2022 Statement of Protocol (SOP) Agreement with the China Securities Regulatory Commission (CSRC) and China’s Ministry of Finance.

Enclosed is the proposed revised language for the risk factors “The availability and price of silicon raw materials is affecting and may continue to affect our gross margins and profitability.” and “Our business is subject to the effects of inflation and supply chain issues.” The substance of the language in these two risk factors will be adapted in the Management’s Discussion and Analysis. We believe the revised language addresses the Staff’s comments. Please advise us if the Staff has any further comments concerning the effects of inflation and supply chain issues on Company’s business.

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC

The availability and price of silicon raw materials is affecting and may continue to affect our gross margins and profitability.

Polysilicon is an essential raw material in the production of solar power products. The costs of silicon wafers and other silicon-based raw materials have accounted for a large portion of the costs associated with our solar panel manufacturing facility. There is a worldwide shortage of polysilicon which has affected the price and availability of solar panels and inverters, which have led to increased costs of our solar system, which we may not be able fully pass on to our customers. These factors are expected to continue to affect our costs at least into 2024, if not longer. We are seeking to address the shortage of these components by making purchases of these critical components earlier in the project life cycle, although we cannot assure you that placing orders early will enable us to have delivery in a timely manner. Even though we are placing orders earlier, we may experience late or non-delivery of solar panels and inverters from suppliers and it may be necessary for us to purchase solar panels and inverters of lower quality that may result in lower efficiencies and reduce its average selling prices and revenues. Although the recently enacted Inflation Reduction Act has provisions which are intended to encourage domestic production of these products, we cannot predict the extent that there will be domestic production of these components or the effect any such production will have on the availability and price of these components. Continued price increases and the continued supply chain issues affecting polysilicon may erode both our revenue and our margins.

Our business is subject to the effects of inflation and supply chain issues.

Prior to mid-to-late 2021, our business was not impacted by inflation or supply chain issues.  The annual inflation rate for the United States is 8.5% for the 12 months ended July 2022 after rising 9.1% previously, the most since November 1981, according to U.S. Labor Department. With the recent inflationary pressures combined with the world-wide supply chain issues, our business is subject to the inflationary and supply chain issues that are affecting many domestic and foreign companies.

The effects of inflation and supply side issues with respect to polysilicon and the solar panels and inverters which use polysilicon are described in the preceding risk factor.

The effects of inflation may also affect the marketability of our solar systems to residential users.  In our United States segment, our cost of revenue per watt of solar systems, which makes up approximately 80% of our costs, has increased approximately 12% during the first half of 2022 compared to the same period a year ago.  In 2021, as a consequence of the COVID-19 pandemic, global supply chains and shipments slowed, causing worldwide shortages and affecting consumer patterns. Causes of the economic slowdown included workers becoming sick with COVID-19 as well as mandates and restrictions affecting the availability of staff, which were exacerbated by the Russian Invasion of Ukraine in February 2022. The supply chain issues have compounded the effects of inflation as the difficulty in purchasing components has been a factor in the increasing cost of these components.

In addition to the cost of components, we have faced an increase in labor costs.  Estimated compensation costs per employee for sales, marketing and administrative personnel in our United States segment increased approximately 39% during the first half of 2022 compared to the same period in 2021 in response to the increased cost of retaining and attracting talent and the addition of new employees. We have increased the price of solar system installations in our United States segment to partially offset this increase in cost, but our estimated gross margins have been reduced by more than 1% during the first half of 2022 compared to the same period in 2021.  The increase in prices due to inflation may also affect the marketability of our solar systems in the United States. Although we have been able to sell solar systems at a higher average price, we cannot give assurances that we will be able to continue to obtain higher prices or that any higher prices we may charge will result in increased revenue. To the extent that home owners are incurring high expenses generally, whether as a result of inflation or otherwise, they may have less available cash to invest in a solar system. Although we do not have any data as to the effect of higher utility costs on purchases of solar systems , we have been told by some customers that utility energy cost is a major factor in their decision to purchase solar and battery systems . In addition, to the extent that inflationary pressure affects our cost of revenue and general overhead, we may face the choice of raising prices to try and maintain our margins or reduce or maintain our price structure to meet competition which would result in a lower gross margin and a drop in operating income. Supply chain issues have caused us to periodically stock up on components such as solar panels and battery systems at an earlier stage in the production cycle than previously to provide us an adequate supply to meet expected demand, putting pressure on our cash flow. However, we cannot give assurance that we will be able to purchase required components at prices that will enable us to sell our systems at a gross margin sufficient to enable us to operate profitably. We can give no assurance the supply chain issues will be resolved in the near future, if at all. The longer the inflationary and supply chain issues continue to affect our business, the more difficulty we will have in operating profitably.

Our China segment is already feeling the effects of both inflation and supply chain issues.  Our China segment had a 0% gross margin for the year ended December 31, 2021 because our cost of revenue for one of our projects with SPIC (the Hehua project) was significantly adjusted as a result of the unanticipated increase in costs , particularly the panel costs, which resulted in a significant adjustment in cost which essentially reversed the profit that was recognized in 2020 for the project since we were not able to raise our price to cover the additional costs.   During the six months ended June 30, 2021, our China operations did not report any revenue as a result of the temporary halt of the construction on this project resulting both from the local holidays and our inability to acquire the solar panels for the project at the budgeted price due to the local supply chain issues and the absence of new projects. Since the second quarter of 2020, the prices of the solar panels in China have been increasing due to the tight supply in the local market and accordingly, we and SPIC had determined to hold off the purchase of the panels until early 2021 with the anticipation that we would be able to obtain the panels at or close to the price in the original project budget.  Such determination resulted in the temporary suspension of the construction of the project during the three months ended March 31, 2021. In April 2021, we proceeded to purchase the solar panels for the project, albeit at a much higher price than the original budget. We cannot assure you that, if we are able to negotiate contracts with SPIC, that we will be able to accurately price our costs, with the risk that inflationary and supply side issues will not result on our generating a loss on any projects for we contract.